U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                               SCHEDULE 13D




                      Summo Minerals Corporation
                             (Name of Issuer)


                       Common Stock, No Par Value
                      (Title of Class of Securities)

                               86636K 10 6
                              (Cusip Number)

       Superior Partners, Ltd., James C. Dudley, Elisabeth C.
Dudley, Henry C. Dudley, Greenhouse Associates, Highstead
Foundation c/o Dudley & Company, 444 Madison Avenue, New York,
New York 10022, (212) 421-3400


               Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications

                    5/16/97

          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 86636K 10 6

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Superior Partners, Ltd.

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     Minnesota

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     2,743,200 plus right to acquire 2,743,200

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     2,743,200 plus right to acquire 2,743,200

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     10,912,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):


13.  Percent of Class Represented by Amount in Row (11):

     18.5%

14.  Type of Reporting Person (See Instructions):

     PN

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     James C. Dudley

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     USA

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     1,597,280 plus right to acquire 1,097,280

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     1,597,280 plus right to acquire 1,097,280

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     10,912,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):


13.  Percent of Class Represented by Amount in Row (11):

     8%

14.  Type of Reporting Person (See Instructions):

     IN

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Elisabeth C. Dudley

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     USA

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     548,640 plus right to acquire 548,640

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     548,640 plus right to acquire 548,640

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     10,912,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):


13.  Percent of Class Represented by Amount in Row (11):

     4.0%

14.  Type of Reporting Person (See Instructions):

     IN

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Henry C. Dudley

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     USA

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     150,876 plus right to acquire 150,876

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     150,876 plus right to acquire 150,876

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     10,912,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):


13.  Percent of Class Represented by Amount in Row (11):

     1.1%

14.  Type of Reporting Person (See Instructions):

     IN

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Greenhouse Associates

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     N/A

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     616,090 plus right to acquire 616,090

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     616,090 plus right to acquire 616,090

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     10,912,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):


13.  Percent of Class Represented by Amount in Row (11):

     4.5%

14.  Type of Reporting Person (See Instructions):

     PN

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Highstead Foundation

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     Connecticut

Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     100,000

8.   Shared Voting Power:

     0

9.   Sole Dispositive Power:

     100,000

10.  Shared Dispositive Power:

     0

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     10,912,172

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):


13.  Percent of Class Represented by Amount in Row (11):

     0.4%

14.  Type of Reporting Person (See Instructions):

     OO

Item 1.  Security and Issuer

     This statement relates to the common stock, no par value of Summo Minerals Corporation, the Issuer, whose address and principal offices are located at 1776 Lincoln Street, Suite 900, Denver, Colorado 80203

Item 2.  Identity and Background

     (a)  Name:  (1) Superior Partners, Ltd.; (2) James C.
Dudley; (3) Elisabeth C. Dudley; (4) Henry C. Dudley; (5)
Greenhouse Associates; (6) Highstead Foundation

     (b)  Residence or Business Address: c/o Dudley & Company,
444 Madison Avenue, New York, New York 10022.

     (c)  Principal business:  N/A.

     (d) None of the filing persons has been convicted in any criminal proceeding during the last five (5) years.

     (e) None of the filing persons has been a party to any civil proceeding, of a judicial or administrative body of competent jurisdiction, which resulted in a judgment or decree, or final order enjoining him, her or it from future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or which found any violation with respect to such laws.

      (f)  Citizenship: (1) Superior Partners, Ltd. - Minnesota;
(2) James C. Dudley - USA; (3) Elisabeth C. Dudley - USA; (4)
Henry C. Dudley - USA; (5) Greenhouse Associates - N/A;
(6) Highstead Foundation - Connecticut

Item 3.  Source and Amount of Funds or Other Consideration

     All shares and warrants presently owned by the filing group were purchased for cash from the personal funds of each member of the filing group.

Item 4.  Purpose of Transaction

     Investment.


Item 5.  Interest in Securities of the Issuer

     (a) For each member of the group 5,756,086 plus rights to acquire 5,156,086.

     (b) Superior Partners, Ltd. owns 2,743,200 shares with the right to acquire 2,743,200 shares. James C. Dudley owns 1,597,280 shares with the right to acquire 1,597,280 shares. Elisabeth C. Dudley owns 548,640 shares with the right to acquire 548,640 shares. Henry C. Dudley owns 150,876 shares with the right to acquire 150,876 shares. Greenhouse Associates owns 616,090 shares with the right to acquire 616,090 shares. Highstead Foundation owns 100,000 shares. Each of these persons has sole voting and sole dispositive powers to the shares set forth above.

     (c) The persons listed below purchased the following securities from the Issuer on or about May 26, 1997: Superior Partners, Ltd, 2,743,200 Units; James C. Dudley, 1,097,280 Units; Elisabeth C. Dudley, 548,640 Units; and Henry C. Dudley, 150, 876 Units. Each Unit consisted of one share of the Issuer's common stock and one warrant to purchase one share of common stock at an exercise price of $1.25 Cdn., exercisable until May 16, 1999. Each Unit was purchased for $1.00 Cdn.

     (d)  N/A.

     (e)  N/A.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     N/A.

Item 7.  Material to be Filed as Exhibits

     (Subscription Agreements for Superior and each Dudley from Lindsay Salt at Scott Bissett.)


     A.   Subscription Agreement by and between Summo Mineral
Corporation and Superior Partners, Ltd. dated May 16, 1997.

     B.   Subscription Agreement by and between Summo Mineral
Corporation and James C. Dudley dated May 16, 1997.

     C.   Subscription Agreement by and between Summo Mineral
Corporation and Elisabeth C. Dudley dated May 16, 1997.

     D.   Subscription Agreement by and between Summo Mineral
Corporation and Henry C. Dudley dated May 16, 1997.

                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: June 6, 1997                 By: /s/ Frank E. Shanley
                                   Frank E. Shanley,   as
                                   attorney-in-fact for Superior
                                   Partners, Ltd., James C.
                                   Dudley, Elisabeth C. Dudley,
                                   Henry C. Dudley, Greenhouse
                                   Associates, and Highstead
                                   Foundation

                   SUBSCRIPTION AGREEMENT AND UNDERTAKING
                                  (UNITS)
                      (U.S. and Non-U.S. Subscribers)


TO:  Superior Partners, Ltd.
     c/o Dudley & Company, 444 Madison Avenue
     New York, N.Y., 10022

Dear Sirs:

     Re:  Summo Minerals Corporation (the "Company")
          Subscription Agreement and Undertaking

1. Superior Partners, Ltd. (the "Subscriber") hereby agrees to purchase from the Company and the Company agrees to sell to the Subscriber 2,743,200 common shares (the "Private Placement Shares") in the capital stock of the Company at and for a price of $1.00 Cdn. per share, for a total purchase price of $2,743,200 Cdn. ($2,000,000 U.S.) (the "Subscription Proceeds"), subject to the satisfaction of the sole condition that the purchase and sale documentation be accepted for filing by applicable securities regulatory authorities. The Subscriber irrevocably commits the full amount of the Subscription Proceeds and tenders herewith a cheque or bank draft made payable to the Company in the full amount thereof.

2. As further consideration for the purchase of the Private Placement Shares, the Subscriber will be issued a non-transferable Share Purchase Warrant (the "Warrant"), conferring on the Subscriber the right to purchase up to an additional 2,743,200 common shares (the "Warrant Shares") in the capital stock of the Company exercisable at any time within two years of the date of this agreement at a price of $1.25 Cdn. per share.

3. The Subscriber hereby represents and warrants to the Company that:

     (a)  the Subscriber is purchasing the Private Placement
Shares and Warrants as principal;

     (b)  the Subscriber is purchasing the Private Placement
Shares and Warrants as an investment and not for the purpose of resale or other disposition; and

     (c) the Subscriber has received independent legal advice with respect to this transaction.

4.   The Subscriber acknowledges and confirms that:

     (a) the Private Placement Shares and Warrants are being issued pursuant to exemptions from prospectus and registration requirements set out in the Securities Act (British Columbia) and the Securities Rules thereunder and the Securities Act (Ontario) and the regulations thereunder (collectively the "Act");

     (b) the Private Placement Shares, the Warrants and the Warrant Shares (collectively the "Securities") have not been registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities;

     (c)  the Subscriber either:

          (i) is a U.S. Person and represents and warrants to the Company as set forth in Appendix A hereto, or (ii) represents and warrants that:

               (1) the Subscriber is not a "U.S. Person" and is not acquiring the Securities for the account or benefit of a "U.S. Person". For the purposes of this Subscription Agreement, a "U.S. Person" means:

               (A)  a natural person resident in the United
               States;

               (B) a partnership or corporation organized or incorporated under the laws of the United States;

               (C)  an estate of which any executor or
               administrator is a U.S. Person;

               (D)  a trust of which any trustee is a U.S.
               Person;

               (E) any agency or branch of a foreign entity located in the United States;

               (F)  a non-discretionary account or similar
               account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

               (G) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

               (H)  a partnership or corporation if:

               I. organized or incorporated under the laws of any foreign jurisdiction; and

               II. formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined by Regulation D under the 1933 Act) who are not natural persons, estates or trusts.

               (2)  the Subscriber acknowledges that the
certificates representing the Warrants will bear a legend stating that the Warrants and the Warrant Shares have not been registered under the 1933 Act or the securities laws of any state of the United States and the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless registered under the 1933 Act and the securities laws or all applicable states of the United States or an exemption from such registration requirements is available;

               (3) the Subscriber acknowledges that any person who exercises a Warrant will be required to provide to the
Company: (i) written certification that it is not a U.S. Person and the Warrant is not being exercised on behalf of a U.S. Person; or (ii) a written opinion of counsel to the effect that the Warrant and the Warrant Shares have been registered under the 1933 Act or are exempt from registration thereunder;

               (4) no offers to sell the Securities were made by any person to the Subscriber while the Subscriber was in the United States; and

               (5) the Subscriber was outside the United States at the time of execution and delivery of this Subscription
Agreement.

5.   The Subscriber acknowledges and confirms that:

     (a) the Act and/or the current policies of The Toronto Stock Exchange (the "Exchange") provide that the Private Placement Shares and Warrant Shares may not be sold or otherwise disposed of for a period of 12 months from the date of this agreement (the "Hold Period") except where such disposition takes place pursuant to an exemption from prospectus and registration requirements under the Act or pursuant to a written Order of the applicable governmental securities regulatory body;

     (b) a legend indicating the Hold Period will be imprinted on the share certificate(s) issued for the Private Placement
Shares and Warrant Shares;

     (c) notwithstanding that it may lawfully dispose of the Private Placement Shares and Warrant Shares during the Hold
Period, it may not do so until it has obtained the prior approval of the Exchange;

     (d) the purchase of the Private Placement Shares and Warrants is a highly speculative investment but the Subscriber has a net worth sufficient to permit it to afford a total loss of its investment hereunder without a material effect on its financial position;

     (e) this transaction has not been reviewed by any securities regulatory body other than the Exchange and then only to ensure compliance with its policies relating to the terms of the sale;

     (f) it is in possession of all of the information relating to the Company that is necessary in order to make an informed investment decision;

     (g) it is not acquiring the Private Placement Shares and Warrants as a result of being aware of any information about the material affairs of the Company that is not generally known to the public save knowledge of this particular transaction; and

     (h) upon the obtaining of "Regulatory Approval" (as hereinafter defined), the Company will have unconditional access to the Subscription Proceeds and accrued interest thereon.

6. The Company hereby represents and warrants to the Subscriber that:

     (a) it is a company duly incorporated under the laws of the Province of British Columbia and is up-to-date with respect to its filings with the applicable corporate registration agency;

     (b)  it is a reporting issuer within the meaning of the Act;

     (c) to the best of its knowledge, it is not in default of its listing agreement with the Exchange;

     (d) its common shares are listed for trading on the Exchange; and

     (e) the common shares to be issued to the Subscriber hereunder will, when issued, be issued and allotted as fully paid and non-assessable common shares, free and clear of all liens, charges and encumbrances and free of all pooling or escrow restrictions.

7. The Company covenants and agrees with the Subscriber as follows:

     (a) it shall use its best efforts to have this agreement accepted for filing by the Exchange (such acceptance being referred to hereinafter as the "Regulatory Approval") as quickly as reasonably practicable; PROVIDED THAT if Regulatory Approval has not been obtained within 180 days of the date of this agreement, the Subscription Proceeds, together with accrued interest thereon, will be immediately returned by the Company to the Subscriber, and this agreement will be void ab initio, and the Subscriber will have no claim, right or action against the Company;

     (b)  within 10 business days of the obtaining of Regulatory
Approval, it will issue the Private Placement Shares and Warrants to the Subscriber;

     (c) until Regulatory Approval has been obtained, it will not deal with the Subscription Proceeds in any way.

8. The Subscriber hereby agrees to execute any and all further documentation which may be required by the applicable securities regulatory authorities with respect to this transaction.

9. The Subscriber hereby confirms that, in the event it is not a resident of British Columbia, it will ensure that the applicable securities legislation, order or regulatory policy concerning the purchase, holding or resale of the securities herein subscribed for is complied with.

10. This letter agreement may be executed in several parts in the same form and such parts as so executed will together form one original agreement and such parts, if more than one, will be read together and construed as if all the signing parties hereto had executed one copy of this letter agreement.

     DATED as of the 16th day of May, 1997.


                              Yours very truly,

                              SUMMO MINERALS CORPORATION

                              Per:   c/s


                              Director


Superior Partners, Ltd. hereby agrees to the foregoing as of the 16th day of May, 1997.

Superior Partners, Ltd.

Per: /s/ Superior Partners, Ltd.
      (signature)
      (name - please print)
      (title - please print)



Appendix "A" to Subscription Agreement and Undertaking (Units) with SUMMO MINERALS CORPORATION

ONLY U.S. SUBSCRIBERS NEED TO SIGN THIS

All capitalized terms herein, unless otherwise defined, have the meaning ascribed thereto in the Private Placement Subscription
Agreement.

The Subscriber covenants, represents and warrants to the Company that:

(a) it is a "U.S. Person" as defined in Regulation S under the Securities Act of 1933 (United States) (as amended) (the "1933
Act");

(b) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) it is purchasing the Securities for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States or to "U.S. Persons"; provided however that the Subscriber may sell or otherwise dispose of any of the Private Placement Shares or Warrant Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable State securities laws or under an exemption from such registration requirements;

(d) it understands that the Securities have not been and will not be registered under the 1933 Act and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements;

(e) it is acquiring the Securities for its own account or for the account of an "accredited investor" as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(f)  it satisfies one or more of the categories indicated below
(please place an "X" on the appropriate line:

____ Category 1     An organization described in Section
501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000 U.S.

____ Category 2     A natural person whose individual net worth,
or joint net worth with that person's spouse, at the date hereof exceeds $1,000,000 U.S.;

____ Category 3     A natural person who had an individual income
in excess of $200,000 U.S. in each of the two most recent years or joint income with that person's spouse in excess of $300,000 U.S. in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

____ Category 4.    A "bank" as defined under Section (3)(a)(2)
of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such act; a Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan with total assets in excess of $5,000,000 U.S. established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 whose investment decisions is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 U.S., or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

____ Category 5.    A private business development company as
defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

____ Category 6.    A director or executive officer of the
Company;

____ Category 7.    A trust with total assets in excess of
$5,000,000 U.S., not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

____ Category 8.    An entity in which all of the equity owners
satisfy the requirements of one or more of the foregoing categories.

(g) it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) it agrees that if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

     (i)  the sale is to the Company;

     (ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

     (iii) the sale is made pursuant to the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "Blue Sky" laws; or

     (iv) the Securities are sold in a transaction that does not require registration under the 1933 Act or any applicable U.S. state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel reasonable satisfactory to the Company;

(i) the Subscriber acknowledges that it has not purchased the Securities as a result of, and will not itself engage in, any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Units; provided however that the Subscriber may sell or otherwise dispose of any of the Securities pursuant to registration of the Securities pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein;

(j) the Subscriber understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing any of the Securities will bear a legend and that certificates representing Securities issued in exchange therefor or in substitution thereof will also bear a legend; provided that if the Securities are being sold under clause 8(b) above, the legend may be removed by providing a declaration or legal opinion satisfactory to counsel to the Company to the registrar and transfer agent of the Company to the effect that the requirements of Rule 904 of Regulation S under the 1933 Act and applicable local laws and regulations have been complied with;

(k) the Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein; and

(l) the Subscriber, if an individual, is a resident of the State or other jurisdiction in its address on Subscription Agreement and Undertaking, or if the Subscriber is not an individual, the office of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address listed on the Subscription Agreement and Undertaking.



Date:  May 16, 1997                Duly authorized signatory for
                                   Subscriber

                                   /s/ Superior Partners, Ltd.

                                   Superior Partners, Ltd.
                                   Print name of Subscriber

                  SUBSCRIPTION AGREEMENT AND UNDERTAKING
                                  (UNITS)
                      (U.S. and Non-U.S. Subscribers)


TO:  James C. Dudley
     c/o Dudley & Company, 444 Madison Avenue
     New York, N.Y., 10022


Dear Sirs:

     Re:  Summo Minerals Corporation (the "Company")
          Subscription Agreement and Undertaking

1. James C. Dudley (the "Subscriber") hereby agrees to purchase from the Company and the Company agrees to sell to the Subscriber 1,097,280 common shares (the "Private Placement Shares") in the capital stock of the Company at and for a price of $1.00 Cdn. per share, for a total purchase price of $1,097,280 Cdn. ($800,000 U.S.) (the "Subscription Proceeds"), subject to the satisfaction of the sole condition that the purchase and sale documentation be accepted for filing by applicable securities regulatory authorities. The Subscriber irrevocably commits the full amount of the Subscription Proceeds and tenders herewith a cheque or bank draft made payable to the Company in the full amount thereof.

2. As further consideration for the purchase of the Private Placement Shares, the Subscriber will be issued a non-transferable Share Purchase Warrant (the "Warrant"), conferring on the Subscriber the right to purchase up to an additional 1,097,280 common shares (the "Warrant Shares") in the capital stock of the Company exercisable at any time within two years of the date of this agreement at a price of $1.25 Cdn. per share.

3. The Subscriber hereby represents and warrants to the Company that:

     (a)  the Subscriber is purchasing the Private Placement
Shares and Warrants as principal;

     (b)  the Subscriber is purchasing the Private Placement
Shares and Warrants as an investment and not for the purpose of resale or other disposition; and

     (c) the Subscriber has received independent legal advice with respect to this transaction.

4.   The Subscriber acknowledges and confirms that:

     (a) the Private Placement Shares and Warrants are being issued pursuant to exemptions from prospectus and registration requirements set out in the Securities Act (British Columbia) and the Securities Rules thereunder and the Securities Act (Ontario) and the regulations thereunder (collectively the "Act"); and

     (b) the Private Placement Shares, the Warrants and the Warrant Shares (collectively the "Securities") have not been registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities;

     (c)  the Subscriber either:

     (i) is a U.S. Person and represents and warrants to the Company as set forth in Appendix A hereto, or (ii) represents and warrants that:

          (1) the Subscriber is not a "U.S. Person" and is not acquiring the Securities for the account or benefit of a "U.S.
Person". For the purposes of this Subscription Agreement, a "U.S. Person" means:

               (A)  a natural person resident in the United
          States;

               (B) a partnership or corporation organized or incorporated under the laws of the United States;

               (C)  an estate of which any executor or
          administrator is a U.S. Person;

               (D)  a trust of which any trustee is a U.S.
          Person;

               (E) any agency or branch of a foreign entity located in the United States;

               (F)  a non-discretionary account or similar
          account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person;

               (G) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

               (H)  a partnership or corporation if:

               I. organized or incorporated under the laws of any foreign jurisdiction; and

               II. formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined by Regulation D under the 1933 Act) who are not natural persons, estates or trusts.

          (2) the Subscriber acknowledges that the certificates representing the Warrants will bear a legend stating that the Warrants and the Warrant Shares have not been registered under the 1933 Act or the securities laws of any state of the United States and the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless registered under the 1933 Act and the securities laws or all applicable states of the United States or an exemption from such registration requirements is available;

          (3) the Subscriber acknowledges that any person who exercises a Warrant will be required to provide to the Company:
(i) written certification that it is not a U.S. Person and the Warrant is not being exercised on behalf of a U.S. Person; or
(ii) a written opinion of counsel to the effect that the Warrant and the Warrant Shares have been registered under the 1933 Act or are exempt from registration thereunder;

          (4) no offers to sell the Securities were made by any person to the Subscriber while the Subscriber was in the United
States; and

          (5) the Subscriber was outside the United States at the time of execution and delivery of this Subscription
Agreement.

5.   The Subscriber acknowledges and confirms that:

     (a) the Act and/or the current policies of The Toronto Stock Exchange (the "Exchange") provide that the Private Placement Shares and Warrant Shares may not be sold or otherwise disposed of for a period of 12 months from the date of this agreement (the "Hold Period") except where such disposition takes place pursuant to an exemption from prospectus and registration requirements under the Act or pursuant to a written Order of the applicable governmental securities regulatory body;

     (b) a legend indicating the Hold Period will be imprinted on the share certificate(s) issued for the Private Placement
Shares and Warrant Shares;


     (c) notwithstanding that it may lawfully dispose of the Private Placement Shares and Warrant Shares during the Hold
Period, it may not do so until it has obtained the prior approval of the Exchange;

     (d) the purchase of the Private Placement Shares and Warrants is a highly speculative investment but the Subscriber has a net worth sufficient to permit it to afford a total loss of its investment hereunder without a material effect on its financial position;

     (e) this transaction has not been reviewed by any securities regulatory body other than the Exchange and then only to ensure compliance with its policies relating to the terms of the sale;

     (f) it is in possession of all of the information relating to the Company that is necessary in order to make an informed investment decision;

     (g) it is not acquiring the Private Placement Shares and Warrants as a result of being aware of any information about the material affairs of the Company that is not generally known to the public save knowledge of this particular transaction; and

     (h) upon the obtaining of "Regulatory Approval" (as hereinafter defined), the Company will have unconditional access to the Subscription Proceeds and accrued interest thereon.

6. The Company hereby represents and warrants to the Subscriber that:

     (a) it is a company duly incorporated under the laws of the Province of British Columbia and is up-to-date with respect to its filings with the applicable corporate registration agency;

     (b)  it is a reporting issuer within the meaning of the Act;

     (c) to the best of its knowledge, it is not in default of its listing agreement with the Exchange;

     (d) its common shares are listed for trading on the Exchange; and

     (e) the common shares to be issued to the Subscriber hereunder will, when issued, be issued and allotted as fully paid and non-assessable common shares, free and clear of all liens, charges and encumbrances and free of all pooling or escrow restrictions.

7. The Company covenants and agrees with the Subscriber as follows:

     (a) it shall use its best efforts to have this agreement accepted for filing by the Exchange (such acceptance being referred to hereinafter as the "Regulatory Approval") as quickly as reasonably practicable; PROVIDED THAT if Regulatory Approval has not been obtained within 180 days of the date of this agreement, the Subscription Proceeds, together with accrued interest thereon, will be immediately returned by the Company to the Subscriber, and this agreement will be void ab initio, and the Subscriber will have no claim, right or action against the Company;

     (b)  within 10 business days of the obtaining of Regulatory
Approval, it will issue the Private Placement Shares and Warrants to the Subscriber;

     (c) until Regulatory Approval has been obtained, it will not deal with the Subscription Proceeds in any way.

8. The Subscriber hereby agrees to execute any and all further documentation which may be required by the applicable securities regulatory authorities with respect to this transaction.

9. The Subscriber hereby confirms that, in the event it is not a resident of British Columbia, it will ensure that the applicable securities legislation, order or regulatory policy concerning the purchase, holding or resale of the securities herein subscribed for is complied with.

10. This letter agreement may be executed in several parts in the same form and such parts as so executed will together form one original agreement and such parts, if more than one, will be read together and construed as if all the signing parties hereto had executed one copy of this letter agreement.

     DATED as of the 16th day of May, 1997.

                              Yours very truly,

                              SUMMO MINERALS CORPORATION

                              Per:     c/s


                              Director

James C. Dudley hereby agrees to the foregoing as of the 16th day of May, 1997.

/s/ James C. Dudley
James C. Dudley


Appendix "A" to Subscription Agreement and Undertaking (Units) with SUMMO MINERALS CORPORATION

ONLY U.S. SUBSCRIBERS NEED TO SIGN THIS

All capitalized terms herein, unless otherwise defined, have the meaning ascribed thereto in the Private Placement Subscription
Agreement.

The Subscriber covenants, represents and warrants to the Company that:

(a) it is a "U.S. Person" as defined in Regulation S under the Securities Act of 1933 (United States) (as amended) (the "1933
Act");

(b) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) it is purchasing the Securities for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States or to "U.S. Persons"; provided however that the Subscriber may sell or otherwise dispose of any of the Private Placement Shares or Warrant Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable State securities laws or under an exemption from such registration requirements;

(d) it understands that the Securities have not been and will not be registered under the 1933 Act and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements;

(e) it is acquiring the Securities for its own account or for the account of an "accredited investor" as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(f)  it satisfies one or more of the categories indicated below
(please place an "X" on the appropriate line:

____ Category 1     An organization described in Section
501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000 U.S.

____ Category 2     A natural person whose individual net worth,
or joint net worth with that person's spouse, at the date hereof exceeds $1,000,000 U.S.;

____ Category 3     A natural person who had an individual income
in excess of $200,000 U.S. in each of the two most recent years or joint income with that person's spouse in excess of $300,000 U.S. in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

____ Category 4.    A "bank" as defined under Section (3)(a)(2)
of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such act; a Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan with total assets in excess of $5,000,000 U.S. established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 whose investment decisions is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 U.S., or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

____ Category 5.    A private business development company as
defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

____ Category 6.    A director or executive officer of the
Company;

____ Category 7.    A trust with total assets in excess of
$5,000,000 U.S., not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

____ Category 8.    An entity in which all of the equity owners
satisfy the requirements of one or more of the foregoing categories.

(g) it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) it agrees that if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

     (i)  the sale is to the Company;

     (ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

     (iii) the sale is made pursuant to the exemption from the registration requirements under the 1933 Act provided by Rule 144 thereunder and in accordance with any applicable state securities or "Blue Sky" laws; or

     (iv) the Securities are sold in a transaction that does not require registration under the 1933 Act or any applicable U.S. state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel reasonable satisfactory to the Company;

(i) the Subscriber acknowledges that it has not purchased the Securities as a result of, and will not itself engage in, any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Units; provided however that the Subscriber may sell or otherwise dispose of any of the Securities pursuant to registration of the Securities pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein;

(j) the Subscriber understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing any of the Securities will bear a legend and that certificates representing Securities issued in exchange therefor or in substitution thereof will also bear a legend; provided that if the Securities are being sold under clause 8(b) above, the legend may be removed by providing a declaration or legal opinion satisfactory to counsel to the Company to the registrar and transfer agent of the Company to the effect that the requirements of Rule 904 of Regulation S under the 1933 Act and applicable local laws and regulations have been complied with;

(k) the Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein; and

(l) the Subscriber, if an individual, is a resident of the State or other jurisdiction in its address on Subscription Agreement and Undertaking, or if the Subscriber is not an individual, the office of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address listed on the Subscription Agreement and Undertaking.


Date: May 16, 1997                 Duly authorized signatory for
                                   Subscriber

                                   /s/ James C. Dudley

                                   James C. Dudley
                                   Print name of Subscriber

                  SUBSCRIPTION AGREEMENT AND UNDERTAKING
                                  (UNITS)
                      (U.S. and Non-U.S. Subscribers)


TO:  Elisabeth C. Dudley
     c/o Dudley & Company, 444 Madison Avenue
     New York, N.Y., 10022


Dear Sirs:

     Re:  Summo Minerals Corporation (the "Company")
          Subscription Agreement and Undertaking

1. Elisabeth C. Dudley (the "Subscriber") hereby agrees to purchase from the Company and the Company agrees to sell to the Subscriber 548,640 common shares (the "Private Placement Shares") in the capital stock of the Company at and for a price of $1.00 Cdn. per share, for a total purchase price of $548,640 Cdn. ($400,000 U.S.) (the "Subscription Proceeds"), subject to the satisfaction of the sole condition that the purchase and sale documentation be accepted for filing by applicable securities regulatory authorities. The Subscriber irrevocably commits the full amount of the Subscription Proceeds and tenders herewith a cheque or bank draft made payable to the Company in the full amount thereof.

2. As further consideration for the purchase of the Private Placement Shares, the Subscriber will be issued a non-transferable Share Purchase Warrant (the "Warrant"), conferring on the Subscriber the right to purchase up to an additional 548,640 common shares (the "Warrant Shares") in the capital stock of the Company exercisable at any time within two years of the date of this agreement at a price of $1.25 Cdn. per share.

3. The Subscriber hereby represents and warrants to the Company that:

     (a)  the Subscriber is purchasing the Private Placement
Shares and Warrants as principal;

     (b)  the Subscriber is purchasing the Private Placement
Shares and Warrants as an investment and not for the purpose of resale or other disposition; and

     (c) the Subscriber has received independent legal advice with respect to this transaction.

4.   The Subscriber acknowledges and confirms that:

     (a) the Private Placement Shares and Warrants are being issued pursuant to exemptions from prospectus and registration requirements set out in the Securities Act (British Columbia) and the Securities Rules thereunder and the Securities Act (Ontario) and the regulations thereunder (collectively the "Act"); and

     (b) the Private Placement Shares, the Warrants and the Warrant Shares (collectively the "Securities") have not been registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities;

     (c) the Subscriber either: (i) is a U.S. Person and represents and warrants to the Company as set forth in Appendix A hereto, or (ii) represents and warrants that:

          (1) the Subscriber is not a "U.S. Person" and is not acquiring the Securities for the account or benefit of a "U.S.
Person". For the purposes of this Subscription Agreement, a "U.S. Person" means:

          (A)  a natural person resident in the United States;

          (B) a partnership or corporation organized or incorporated under the laws of the United States;

          (C) an estate of which any executor or administrator is a U.S. Person;

          (D)  a trust of which any trustee is a U.S. Person;

          (E) any agency or branch of a foreign entity located in the United States;

          (F)  a non-discretionary account or similar account
          (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S.
          Person;

          (G) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

          (H)  a partnership or corporation if:

               I. organized or incorporated under the laws of any foreign jurisdiction; and
               II. formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined by Regulation D under the 1933 Act) who are not natural persons, estates or trusts.

          (2) the Subscriber acknowledges that the certificates representing the Warrants will bear a legend stating that the Warrants and the Warrant Shares have not been registered under the 1933 Act or the securities laws of any state of the United States and the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless registered under the 1933 Act and the securities laws or all applicable states of the United States or an exemption from such registration requirements is available;

          (3) the Subscriber acknowledges that any person who exercises a Warrant will be required to provide to the Company:
(i) written certification that it is not a U.S. Person and the Warrant is not being exercised on behalf of a U.S. Person; or
(ii) a written opinion of counsel to the effect that the Warrant and the Warrant Shares have been registered under the 1933 Act or are exempt from registration thereunder;

          (4) no offers to sell the Securities were made by any person to the Subscriber while the Subscriber was in the United
States; and

          (5) the Subscriber was outside the United States at the time of execution and delivery of this Subscription
Agreement.

5.   The Subscriber acknowledges and confirms that:

     (a) the Act and/or the current policies of The Toronto Stock Exchange (the "Exchange") provide that the Private Placement Shares and Warrant Shares may not be sold or otherwise disposed of for a period of 12 months from the date of this agreement (the "Hold Period") except where such disposition takes place pursuant to an exemption from prospectus and registration requirements under the Act or pursuant to a written Order of the applicable governmental securities regulatory body;

     (b) a legend indicating the Hold Period will be imprinted on the share certificate(s) issued for the Private Placement
Shares and Warrant Shares;

     (c) notwithstanding that it may lawfully dispose of the Private Placement Shares and Warrant Shares during the Hold
Period, it may not do so until it has obtained the prior approval of the Exchange;

     (d) the purchase of the Private Placement Shares and Warrants is a highly speculative investment but the Subscriber has a net worth sufficient to permit it to afford a total loss of its investment hereunder without a material effect on its financial position;

     (e) this transaction has not been reviewed by any securities regulatory body other than the Exchange and then only to ensure compliance with its policies relating to the terms of the sale;

     (f) it is in possession of all of the information relating to the Company that is necessary in order to make an informed investment decision;

     (g) it is not acquiring the Private Placement Shares and Warrants as a result of being aware of any information about the material affairs of the Company that is not generally known to the public save knowledge of this particular transaction; and

     (h) upon the obtaining of "Regulatory Approval" (as hereinafter defined), the Company will have unconditional access to the Subscription Proceeds and accrued interest thereon.

6. The Company hereby represents and warrants to the Subscriber that:

     (a) it is a company duly incorporated under the laws of the Province of British Columbia and is up-to-date with respect to its filings with the applicable corporate registration agency;

     (b)  it is a reporting issuer within the meaning of the Act;

     (c) to the best of its knowledge, it is not in default of its listing agreement with the Exchange;

     (d) its common shares are listed for trading on the Exchange; and

     (e) the common shares to be issued to the Subscriber hereunder will, when issued, be issued and allotted as fully paid and non-assessable common shares, free and clear of all liens, charges and encumbrances and free of all pooling or escrow restrictions.

7. The Company covenants and agrees with the Subscriber as follows:

     (a) it shall use its best efforts to have this agreement accepted for filing by the Exchange (such acceptance being referred to hereinafter as the "Regulatory Approval") as quickly as reasonably practicable; PROVIDED THAT if Regulatory Approval has not been obtained within 180 days of the date of this agreement, the Subscription Proceeds, together with accrued interest thereon, will be immediately returned by the Company to the Subscriber, and this agreement will be void ab initio, and the Subscriber will have no claim, right or action against the Company;

     (b)  within 10 business days of the obtaining of Regulatory
Approval, it will issue the Private Placement Shares and Warrants to the Subscriber;

     (c) until Regulatory Approval has been obtained, it will not deal with the Subscription Proceeds in any way.

8. The Subscriber hereby agrees to execute any and all further documentation which may be required by the applicable securities regulatory authorities with respect to this transaction.

9. The Subscriber hereby confirms that, in the event it is not a resident of British Columbia, it will ensure that the applicable securities legislation, order or regulatory policy concerning the purchase, holding or resale of the securities herein subscribed for is complied with.

10. This letter agreement may be executed in several parts in the same form and such parts as so executed will together form one original agreement and such parts, if more than one, will be read together and construed as if all the signing parties hereto had executed one copy of this letter agreement.

     DATED as of the 16th day of May, 1997.

                              Yours very truly,

                              SUMMO MINERALS CORPORATION

                              Per:     c/s


                              Director


Elisabeth C. Dudley hereby agrees to the foregoing as of the 16th day of May, 1997.


/s/ Elisabeth C. Dudley
Elisabeth C. Dudley


Appendix "A" to Subscription Agreement and Undertaking (Units) with SUMMO MINERALS CORPORATION

ONLY U.S. SUBSCRIBERS NEED TO SIGN THIS

All capitalized terms herein, unless otherwise defined, have the meaning ascribed thereto in the Private Placement Subscription
Agreement.

The Subscriber covenants, represents and warrants to the Company that:

(a) it is a "U.S. Person" as defined in Regulation S under the Securities Act of 1933 (United States) (as amended) (the "1933
Act");

(b) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) it is purchasing the Securities for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States or to "U.S. Persons"; provided however that the Subscriber may sell or otherwise dispose of any of the Private Placement Shares or Warrant Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable State securities laws or under an exemption from such registration requirements;

(d) it understands that the Securities have not been and will not be registered under the 1933 Act and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements;

(e) it is acquiring the Securities for its own account or for the account of an "accredited investor" as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(f)  it satisfies one or more of the categories indicated below
(please place an "X" on the appropriate line:
 ____ Category 1     An organization described in Section
501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000 U.S.

____ Category 2     A natural person whose individual net worth,
or joint net worth with that person's spouse, at the date hereof exceeds $1,000,000 U.S.;

____ Category 3     A natural person who had an individual income
in excess of $200,000 U.S. in each of the two most recent years or joint income with that person's spouse in excess of $300,000 U.S. in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

____ Category 4.    A "bank" as defined under Section (3)(a)(2)
of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such act; a Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan with total assets in excess of $5,000,000 U.S. established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 whose investment decisions is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 U.S., or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

____ Category 5.    A private business development company as
defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

____ Category 6.    A director or executive officer of the
Company;

____ Category 7.    A trust with total assets in excess of
$5,000,000 U.S., not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

____ Category 8.    An entity in which all of the equity owners
satisfy the requirements of one or more of the foregoing categories.

(g) it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) it agrees that if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

     (i)  the sale is to the Company;

     (ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

     (iii) the sale is made pursuant to the exemption from the registration requirements under the 1933 Act provided by Rule
144 thereunder and in accordance with any applicable state securities or "Blue Sky" laws; or

     (iv) the Securities are sold in a transaction that does not require registration under the 1933 Act or any applicable U.S. state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel reasonable satisfactory to the Company;

(i) the Subscriber acknowledges that it has not purchased the Securities as a result of, and will not itself engage in, any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Units; provided however that the Subscriber may sell or otherwise dispose of any of the Securities pursuant to registration of the Securities pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein;

(j) the Subscriber understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing any of the Securities will bear a legend and that certificates representing Securities issued in exchange therefor or in substitution thereof will also bear a legend; provided that if the Securities are being sold under clause 8(b) above, the legend may be removed by providing a declaration or legal opinion satisfactory to counsel to the Company to the registrar and transfer agent of the Company to the effect that the requirements of Rule 904 of Regulation S under the 1933 Act and applicable local laws and regulations have been complied with;

(k) the Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein; and

(l) the Subscriber, if an individual, is a resident of the State or other jurisdiction in its address on Subscription Agreement and Undertaking, or if the Subscriber is not an individual, the office of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address listed on the Subscription Agreement and Undertaking.


Date: May 16, 1997                 Duly authorized signatory for
                                   Subscriber

                                   /s/ Elisabeth C. Dudley

                                   Elisabeth C. Dudley
                                   Print name of Subscriber

                  SUBSCRIPTION AGREEMENT AND UNDERTAKING
                                  (UNITS)
                      (U.S. and Non-U.S. Subscribers)


TO:  Henry C. Dudley
     c/o Dudley & Company, 444 Madison Avenue
     New York, N.Y., 10022


Dear Sirs:

     Re:  Summo Minerals Corporation (the "Company")
          Subscription Agreement and Undertaking

1. Henry C. Dudley (the "Subscriber") hereby agrees to purchase from the Company and the Company agrees to sell to the Subscriber 150,876 common shares (the "Private Placement Shares") in the capital stock of the Company at and for a price of $1.00 Cdn. per share, for a total purchase price of $150,876 Cdn. ($110,000 U.S.) (the "Subscription Proceeds"), subject to the satisfaction of the sole condition that the purchase and sale documentation be accepted for filing by applicable securities regulatory authorities. The Subscriber irrevocably commits the full amount of the Subscription Proceeds and tenders herewith a cheque or bank draft made payable to the Company in the full amount thereof.

2. As further consideration for the purchase of the Private Placement Shares, the Subscriber will be issued a non-transferable Share Purchase Warrant (the "Warrant"), conferring on the Subscriber the right to purchase up to an additional 150,876 common shares (the "Warrant Shares") in the capital stock of the Company exercisable at any time within two years of the date of this agreement at a price of $1.25 Cdn. per share.

3. The Subscriber hereby represents and warrants to the Company that:

     (a)  the Subscriber is purchasing the Private Placement
Shares and Warrants as principal;

     (b)  the Subscriber is purchasing the Private Placement
Shares and Warrants as an investment and not for the purpose of resale or other disposition; and

     (c) the Subscriber has received independent legal advice with respect to this transaction.

4.   The Subscriber acknowledges and confirms that:

     (a) the Private Placement Shares and Warrants are being issued pursuant to exemptions from prospectus and registration requirements set out in the Securities Act (British Columbia) and the Securities Rules thereunder and the Securities Act (Ontario) and the regulations thereunder (collectively the "Act"); and

     (b) the Private Placement Shares, the Warrants and the Warrant Shares (collectively the "Securities") have not been registered under the United States Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States unless registered under the 1933 Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available, and that the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities;

     (c) the Subscriber either: (i) is a U.S. Person and represents and warrants to the Company as set forth in Appendix A hereto, or (ii) represents and warrants that:

          (1) the Subscriber is not a "U.S. Person" and is not acquiring the Securities for the account or benefit of a "U.S.
Person". For the purposes of this Subscription Agreement, a "U.S. Person" means:

          (A)  a natural person resident in the United States;

          (B) a partnership or corporation organized or incorporated under the laws of the United States;

          (C) an estate of which any executor or administrator is a U.S. Person;

          (D)  a trust of which any trustee is a U.S. Person;

          (E) any agency or branch of a foreign entity located in the United States;

          (F)  a non-discretionary account or similar account
          (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S.
          Person;

          (G) a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

          (H)  a partnership or corporation if:

               I. organized or incorporated under the laws of any foreign jurisdiction; and
               II. formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by accredited investors (as defined by Regulation D under the 1933 Act) who are not natural persons, estates or trusts.

          (2) the Subscriber acknowledges that the certificates representing the Warrants will bear a legend stating that the Warrants and the Warrant Shares have not been registered under the 1933 Act or the securities laws of any state of the United States and the Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless registered under the 1933 Act and the securities laws or all applicable states of the United States or an exemption from such registration requirements is available;

          (3) the Subscriber acknowledges that any person who exercises a Warrant will be required to provide to the Company:
(i) written certification that it is not a U.S. Person and the Warrant is not being exercised on behalf of a U.S. Person; or
(ii) a written opinion of counsel to the effect that the Warrant and the Warrant Shares have been registered under the 1933 Act or are exempt from registration thereunder;

          (4) no offers to sell the Securities were made by any person to the Subscriber while the Subscriber was in the United
States; and (5) the Subscriber was outside the United States at the time of execution and delivery of this Subscription
Agreement.

5.   The Subscriber acknowledges and confirms that:

     (a) the Act and/or the current policies of The Toronto Stock Exchange (the "Exchange") provide that the Private Placement Shares and Warrant Shares may not be sold or otherwise disposed of for a period of 12 months from the date of this agreement (the "Hold Period") except where such disposition takes place pursuant to an exemption from prospectus and registration requirements under the Act or pursuant to a written Order of the applicable governmental securities regulatory body;

     (b) a legend indicating the Hold Period will be imprinted on the share certificate(s) issued for the Private Placement
Shares and Warrant Shares;

     (c) notwithstanding that it may lawfully dispose of the Private Placement Shares and Warrant Shares during the Hold
Period, it may not do so until it has obtained the prior approval of the Exchange;

     (d) the purchase of the Private Placement Shares and Warrants is a highly speculative investment but the Subscriber has a net worth sufficient to permit it to afford a total loss of its investment hereunder without a material effect on its financial position;

     (e) this transaction has not been reviewed by any securities regulatory body other than the Exchange and then only to ensure compliance with its policies relating to the terms of the sale;

     (f) it is in possession of all of the information relating to the Company that is necessary in order to make an informed investment decision;

     (g) it is not acquiring the Private Placement Shares and Warrants as a result of being aware of any information about the material affairs of the Company that is not generally known to the public save knowledge of this particular transaction; and (h) upon the obtaining of "Regulatory Approval" (as hereinafter defined), the Company will have unconditional access to the Subscription Proceeds and accrued interest thereon.

6. The Company hereby represents and warrants to the Subscriber that:

     (a) it is a company duly incorporated under the laws of the Province of British Columbia and is up-to-date with respect to its filings with the applicable corporate registration agency;

     (b)  it is a reporting issuer within the meaning of the Act;

     (c) to the best of its knowledge, it is not in default of its listing agreement with the Exchange;

     (d) its common shares are listed for trading on the Exchange; and

     (e) the common shares to be issued to the Subscriber hereunder will, when issued, be issued and allotted as fully paid and non-assessable common shares, free and clear of all liens, charges and encumbrances and free of all pooling or escrow restrictions.

7. The Company covenants and agrees with the Subscriber as follows:

     (a) it shall use its best efforts to have this agreement accepted for filing by the Exchange (such acceptance being referred to hereinafter as the "Regulatory Approval") as quickly as reasonably practicable; PROVIDED THAT if Regulatory Approval has not been obtained within 180 days of the date of this agreement, the Subscription Proceeds, together with accrued interest thereon, will be immediately returned by the Company to the Subscriber, and this agreement will be void ab initio, and the Subscriber will have no claim, right or action against the Company;

     (b)  within 10 business days of the obtaining of Regulatory
Approval, it will issue the Private Placement Shares and Warrants to the Subscriber;

     (c) until Regulatory Approval has been obtained, it will not deal with the Subscription Proceeds in any way.

8. The Subscriber hereby agrees to execute any and all further documentation which may be required by the applicable securities regulatory authorities with respect to this transaction.

9. The Subscriber hereby confirms that, in the event it is not a resident of British Columbia, it will ensure that the applicable securities legislation, order or regulatory policy concerning the purchase, holding or resale of the securities herein subscribed for is complied with.

10. This letter agreement may be executed in several parts in the same form and such parts as so executed will together form one original agreement and such parts, if more than one, will be read together and construed as if all the signing parties hereto had executed one copy of this letter agreement.

     DATED as of the 16th day of May, 1997.

                              Yours very truly,

                              SUMMO MINERALS CORPORATION

                              Per:     c/s


                              Director

Henry C. Dudley hereby agrees to the foregoing as of the 16th day of May, 1997.


/s/ Henry C. Dudley
Henry C. Dudley


Appendix "A" to Subscription Agreement and Undertaking (Units) with SUMMO MINERALS CORPORATION

ONLY U.S. SUBSCRIBERS NEED TO SIGN THIS

All capitalized terms herein, unless otherwise defined, have the meaning ascribed thereto in the Private Placement Subscription
Agreement.

The Subscriber covenants, represents and warrants to the Company that:

(a) it is a "U.S. Person" as defined in Regulation S under the Securities Act of 1933 (United States) (as amended) (the "1933
Act");

(b) it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment and it is able to bear the economic risk of loss of the investment;

(c) it is purchasing the Securities for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Securities in the United States or to "U.S. Persons"; provided however that the Subscriber may sell or otherwise dispose of any of the Private Placement Shares or Warrant Shares pursuant to registration thereof pursuant to the 1933 Act and any applicable State securities laws or under an exemption from such registration requirements;

(d) it understands that the Securities have not been and will not be registered under the 1933 Act and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirements;

(e) it is acquiring the Securities for its own account or for the account of an "accredited investor" as to which it exercises sole investment discretion, and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(f)  it satisfies one or more of the categories indicated below
(please place an "X" on the appropriate line:

____ Category 1     An organization described in Section
501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000 U.S.

____ Category 2     A natural person whose individual net worth,
or joint net worth with that person's spouse, at the date hereof exceeds $1,000,000 U.S.;

____ Category 3     A natural person who had an individual income
in excess of $200,000 U.S. in each of the two most recent years or joint income with that person's spouse in excess of $300,000 U.S. in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

____ Category 4.    A "bank" as defined under Section (3)(a)(2)
of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934; an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(a)(48) of such act; a Small Business Investment Company licensed by the U.S. Small Business Administration under
Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan with total assets in excess of $5,000,000 U.S. established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 whose investment decisions is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 U.S., or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors;

____ Category 5.    A private business development company as
defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

____ Category 6.    A director or executive officer of the
Company;

____ Category 7.    A trust with total assets in excess of
$5,000,000 U.S., not formed for the specific purpose of acquiring the Shares, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act; or

____ Category 8.    An entity in which all of the equity owners
satisfy the requirements of one or more of the foregoing categories.

(g) it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(h) it agrees that if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

     (i)  the sale is to the Company;

     (ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act and in compliance with applicable local laws and regulations;

     (iii) the sale is made pursuant to the exemption from the registration requirements under the 1933 Act provided by Rule
144 thereunder and in accordance with any applicable state securities or "Blue Sky" laws; or

     (iv) the Securities are sold in a transaction that does not require registration under the 1933 Act or any applicable U.S. state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Company an opinion of counsel reasonable satisfactory to the Company;

(i) the Subscriber acknowledges that it has not purchased the Securities as a result of, and will not itself engage in, any "directed selling efforts" (as defined in Regulation S under the 1933 Act) in the United States in respect of the Securities which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of the Units; provided however that the Subscriber may sell or otherwise dispose of any of the Securities pursuant to registration of the Securities pursuant to the 1933 Act and any applicable state securities laws or under an exemption from such registration requirements and as otherwise provided herein;

(j) the Subscriber understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable U.S. state laws and regulations, the certificates representing any of the Securities will bear a legend and that certificates representing Securities issued in exchange therefor or in substitution thereof will also bear a legend; provided that if the Securities are being sold under clause 8(b) above, the legend may be removed by providing a declaration or legal opinion satisfactory to counsel to the Company to the registrar and transfer agent of the Company to the effect that the requirements of Rule 904 of Regulation S under the 1933 Act and applicable local laws and regulations have been complied with;

(k) the Subscriber consents to the Company making a notation on its records or giving instruction to the registrar and transfer agent of the Company in order to implement the restrictions on transfer set forth and described herein; and

(l) the Subscriber, if an individual, is a resident of the State or other jurisdiction in its address on Subscription Agreement and Undertaking, or if the Subscriber is not an individual, the office of the Subscriber at which the Subscriber received and accepted the offer to purchase the Securities is the address listed on the Subscription Agreement and Undertaking.



Date: May 16, 1997                 Duly authorized signatory for
                                   Subscriber

                                   /s/ Henry C. Dudley

                                   Henry C. Dudley
                                   Print name of Subscriber